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                                   Exhibit B

                                                                    Exhibit 99.B

                                 MAGNA-LAB INC.


July 27, 2000


Itzhak Goldenberg
Noga Investments in Technologies, Ltd.
Netanya, Israel


Allen Perres
RKP Capital Partner, LLC
154 West Hubbard Street, Sixth Floor
Chicago, Illinois 60610


     Re:  Magna-Lab Inc.

Dear Gentlemen:

Reference is made to that certain letter agreement dated December 17, 1999 (the "December 17 Letter"), as amended by letters dated March 7, 2000 (the "March 7 Letter") and May 26, 2000 (the "May 26 Letter") (collectively, the "Noga Letter Agreement") between Magna-Lab Inc. (the "Company) and Noga Investments in Technologies, Ltd. (successor in interest to Noga Electrotechnica Limited) ("Noga"). Reference is also made to that certain letter agreement dated December 6, 1999, as amended by letter dated December 20, 1999, (the "Perres Letter Agreement") between the Company and Allen Perres.

Pursuant to the Noga Letter Agreement, Noga paid a non-refundable deposit of $250,000 and purchased a total of $500,000 worth of the Company's common stock at $0.22 per share and agreed to purchase an additional $2,250,000 worth of the Company's common stock at $0.22 per share by May 27, 2000. Noga paid an additional non-refundable deposit of $100,000 to permit Noga to extend its time to pay the balance of its commitment to July 27, 2000. Noga has requested that in exchange for additional investment undertakings by Noga as described herein, that it be granted additional time to pay the balance of its existing commitment.

The Noga Letter Agreement is hereby amended as follows:

1. Paragraph 4 of the December 17 Letter is deleted in its entirety and replaced with the following:

    "By July 28, 2000, Noga will purchase an additional $750,000 worth of common stock of Magna-Lab at $0.22 per share. By September 15, 2000, Noga will purchase an additional $700,000 worth of common stock of Magna-Lab at $0.22 per share. By October 15, 2000, Noga will purchase an additional $700,000 worth of common stock of Magna-Lab at $0.22 per share. Noga has the right to make partial payments prior to payment dates set forth above for a pro rata number of shares. Notwithstanding anything in this paragraph 4 to the



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    contrary, in the event that for any 5 consecutive trading days or any 10 trading days in a 30 trading day period, the bid price of Magna-Lab's common stock closes at $2.00 or more per share at any time after the date of this and prior to October 15, 2000, Magna-Lab shall thereafter have the right to demand, by delivery of written notice to Noga, that Noga pay such $2,150,000 amount immediately. Within 15 days of delivery of such notice, Noga shall pay to Magna-Lab such amount".

The foregoing payment terms will be reflected in a promissory note delivered by Noga to the Company promptly following execution of this letter agreement.

2. All non-refundable deposits paid by Noga to the Company will be applied toward the balance of Noga's commitment only if such balance is timely paid.

3. Paragraph 5 of the Noga Letter Agreement is deleted in its entirety and replaced with the following:

    "Noga hereby irrevocably commits to purchase 13,636,363 shares of Class A Common Stock of Magna-Lab for $3,000,000, or $0.22 per share, payable as follows: $1,000,000 by September 30, 2000 and the balance by October 31, 2000. The payment terms will be reflected in a promissory note delivered by Noga to Magna-Lab promptly following execution of the letter agreement dated July 27, 2000. Magna-Lab shall issue and deliver the shares in installments as and when payment is received.

Effective upon final payment of the full $2,150,000 referred to in paragraph 1 above, Noga agrees to exercise options to purchase 3,500,000 shares of the Company's Class A Common Stock at $0.02 per share which represents all of the options to which Noga is entitled pursuant to the Noga Letter Agreement. Noga shall deliver the $70,000 exercise price at the same time as the exercise of such options, together with such other documentation as the Company or its counsel deem necessary or appropriate in connection with such option exercise.

Additionally, Perres elects to exercise options to purchase 3,500,000 shares of the Company's Class A Common Stock at $0.02 per share which represents all of the options to which Perres is entitled pursuant to the Perres Letter Agreement. Perres shall deliver $70,000 to the Company within 10 days of the date hereof as full payment for the exercise of such options, together with such other documentation as the Company or its counsel deem necessary or appropriate in connection with such option exercise.

The Company will use its best efforts to obtain approval from its stockholders to increase its authorized shares in an amount sufficient to cover the share issuances contemplated by this letter agreement, as well as such additional number shares as the Board determines to be appropriate.

By the letter, Perres agrees to make an additional investment in the Company. Perres agrees to purchase 9,090,909 shares of Class A Common Stock of the Company for $2,000,000 or $0.22 per share. Perres shall pay such amount to the Company by


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September 30, 2000. The payment terms will be reflected in a promissory note delivered by Perres to the Company promptly following execution of this letter agreement. The Company shall issue and deliver the shares after it has timely received payment therefor. It is understood that although Perres is hereby irrevocably committing to purchase such shares, it is contemplated that the Company will first offer investors in the recent private placement as well as members of management an opportunity to purchase such shares on the same basis.

Subject to timely receipt by the Company of the above-referenced $3,000,000 from Noga and $2,000,000 from Perres, Magna agrees to seek a listing of its common stock on either Nasdaq or Amex at such time as it reasonably believes it will be able to meet the applicable minimum listing requirements.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to its rules as to conflicts of law). This letter agreement may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

If this letter accurately reflects your understanding of the matters discussed herein, please execute the copy of this letter in the space provided below and return the executed copy to us to indicate your agreement.


Very truly yours,

MAGNA-LAB, INC.


By:  /s/ Lawrence A Minkoff
    ---------------------------------------
    Name:  Lawrence A Minkoff
    Title: President

Agreed to and accepted this __ day of July, 2000

NOGA INVESTMENTS IN TECHNOLOGIES LTD.
(with respect to the paragraphs applicable to it)


By:
    ---------------------------------------
    Name:
    Title:


Agreed to and accepted this __ day of July, 2000
(with respect to the paragraphs applicable to him)



--------------------------------------------------
Allen Perres



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